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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3 )*

Diacrin, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

00025243N103

(CUSIP Number)

Jeffrey I. Martin
Rho Capital Partners, Inc.
152 West 57th Street, 23rd Floor
New York, NY 10019
(212)751-6677

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rho Capital Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO/IA

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joshua Ruch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Republic of South Africa

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Habib Kairouz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark Leschly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Kingdom of Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D relates to the Common Stock, $0.01 par value per share (“Issuer Common Stock”), of Diacrin, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of Diacrin are located at Building 96, 13th Street, Charlestown Navy Yard, Charlestown, Massachusetts.  This statement amends a statement on Schedule 13D, originally dated February 26, 1998, as amended as of March 26, 1998 and April 14, 2003.  This statement is filed to report the disposition by the Reporting Persons of all shares of Issuer Common Stock in connection with the merger of the Issuer with and into GenVec, Inc. (“GenVec”)

Item 2.	Identity and Background
(a)

This statement is being filed by Rho Capital Partners, Inc. (formerly known as Rho Management Company, Inc., hereinafter “Rho”), a New York corporation, and its shareholders Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly.  Rho has investment authority over various investment vehicles, and may accordingly be deemed to exercise investment and voting control over shares of Issuer Common Stock registered in the names of such investment vehicles.  Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared authority over the shares of Issuer Common Stock reported by Rho herein.  Joshua Ruch may be deemed, additionally, to exercise sole investment and voting authority over certain shares of Issuer Common Stock not under management with Rho.

(b)-(c)

Rho is a New York corporation, with its address at 152 West 57th Street, 23rd Floor, New York, New York 10019.  Mr. Ruch is Chief Executive Officer and a Managing Partner of Rho and Mr. Kairouz and Mr. Leschly are both Managing Partners of Rho.  Mr. Ruch is a citizen of the Republic of South Africa, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.  Mr. Kairouz is a citizen of Canada, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.  Mr. Leschly is a citizen of the Kingdom of Denmark, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

(d)-(e)

During the last five years, none of Rho or Messrs. Ruch, Kairouz or Leschly, to the best of their knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Rho is a New York corporation, Mr. Ruch is a citizen of the Republic of South Africa, Mr. Kairouz is a citizen of Canada and Mr. Leschly is a citizen of the Kingdom of Denmark.

Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable.

Item 4.	Purpose of Transaction
(a)	Not Applicable
(b)

On August 21, 2003, the Issuer and GenVec consummated a merger pursuant to which the Issuer merged with and into GenVec (the “Merger”).  In connection with the terms of the Merger, each outstanding share of Issuer Common Stock was exchanged for 1.5292 shares of GenVec’s common stock.  Upon consummation of the Merger, the Issuer ceased to have independent existence as a reporting person under the Securities Exchange Act  of 1934, as amended, and the Reporting Persons no longer owned any shares of Issuer Common Stock.

(c)-(j)	Not Applicable.

Item 5.	Interest in Securities of the Issuer
(a)	The Reporting Persons do not own any shares of Issuer Common Stock.
(b)	Not Applicable.
(c)

Prior to the Merger, (i) Rho, as holder of sole voting and investment authority over the 1,694,867 shares of Issuer Common Stock owned by its investment advisory clients, was deemed, for purposes of Rule 13d-3 under the Exchange Act of 1934, as amended, to be the beneficial owner of 1,694,867 shares of Issuer Common Stock (the “Rho Shares”); (ii) Messrs. Ruch, Kairouz and Leschly may have been deemed to share investment and voting control over the Rho Shares; and (iii) Mr. Ruch exercised sole investment and voting control over an additional 100,719 shares of Issuer Common Stock (including options exercisable within the next 60 days for 36,000 shares of Issuer Common Stock) (the “Ruch Shares”).

On August 21, 2003, in connection with the Merger, (i) the Rho Shares were converted into 2,591,790 shares of GenVec common stock and (ii) the Ruch Shares were converted into 154,019 shares of GenVec common stock (including options exercisable within 60 days for 55,050 shares of GenVec).

(d)	Not Applicable.
(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of Issuer Common Stock on August 21, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to Be Filed as Exhibits
The following document is being filed as an exhibit A. Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2003		RHO CAPITAL PARTNERS, INC.

	By:	/s/ Joshua Ruch
Name: Joshua Ruch
Title: Chief Executive Officer

Dated: August 28, 2003		JOSHUA RUCH

/s/ Joshua Ruch
Name: Joshua Ruch

Dated: August 28, 2003		HABIB KAIROUZ

/s/ Habib Kairouz
Name: Habib Kairouz

Dated: August 28, 2003		MARK LESCHLY

/s/ Mark Leschly
Name: Mark Leschly

EXHIBIT A

JOINT FILING AGREEMENT

                The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Diacrin, Inc., and affirm that this Amendment No. 3 to Schedule 13D is being filed on behalf of each of the undersigned.

Dated: August 28, 2003		RHO CAPITAL PARTNERS, INC.

	By:	/s/ Joshua Ruch
Name: Joshua Ruch
Title: Chief Executive Officer

Dated: August 28, 2003		JOSHUA RUCH

/s/ Joshua Ruch
Name: Joshua Ruch

Dated: August 28, 2003		HABIB KAIROUZ

/s/ Habib Kairouz
Name: Habib Kairouz

Dated: August 28, 2003		MARK LESCHLY

/s/ Mark Leschly
Name: Mark Leschly